Exhibit 99.24

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels and Titan Uranium Provide Update on Merger Status

Toronto, Ontario – February 2, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) and Titan Uranium Inc. (TUE:TSX-V) (“Titan”) today provided an update on the pending merger with Titan Uranium, Inc. As previously released, the merger will add 31 million lbs. of NI 43-101 compliant indicated U3O8 resource (13.8 million tons averaging 0.11% eU3O8) to Energy Fuels’ inventory. This U3O8 resource includes 14.2 million lbs. of NI 43-101 compliant reserve (6.4 million tons averaging 0.111% eU3O8), of which almost 10 million lbs. is surface mineable.

The Titan resources will be added to Energy Fuels’ NI 43-101 compliant measured and indicated U3O8 resources of 9.4 million lbs. (1.2 million tons averaging 0.24% eU3O8) and NI 43-101 inferred U3O8 resources of 4.5 million lbs. (1.0 million lbs. averaging 0.22% eU3O8). After the merger, Energy Fuels will be among the largest holders of uranium mineral resource in North America. Energy Fuels also holds significant historic uranium resources in Colorado and Utah that are being evaluated, reported on, and converted to NI 43-101 resource as funding allows.

In addition to the uranium resource, Energy Fuels holds vanadium resource of 34.9 million lbs. of NI 43-101 compliant measured and indicated V2O5 resource (1.2 million tons averaging 0.89% eV2O5) and 13.1 million lbs. of NI 43-101 compliant inferred V2O5 resource (1.0 million tons averaging 0.62% eV2O5). Vanadium is co-hosted and co-mingled with uranium across the Uravan Mineral belt and will be extracted at the final step at Energy Fuel’s proposed Piñon Ridge Mill near Naturita, Colorado.

Key milestones in the Titan merger process include:

  Due diligence completed
  Definitive Business Combination Agreement, (which provides for Titan shareholders to receive 0.68 shares of Energy Fuels stock for each 1 share of Titan held,) executed as announced on December 6, 2011
  Both Boards of Directors have approved the merger

  The major shareholders of both companies (Dundee Resources Ltd. and Pinetree Capital Ltd. for Energy Fuels and Pinetree Capital Ltd. for Titan) have executed support agreements in favor of the merger
  Energy Fuels’ Annual General and Special Meeting to approve the merger is scheduled at 10:00 AM on February 10 in Toronto
  Titan’s Annual General and Special Meeting to approve the merger is scheduled at 10:00 AM on Tuesday, February 14 in Vancouver
  The transaction will close on or before February 29th

Steve Antony, President and CEO of Energy Fuels said, “This expansion of our conventional mining resource base widens our scope of operations significantly. We are anxious to proceed with the licensing and advancement of Titan’s Sheep Mountain Project.”

Chris Healey, President and CEO of Titan added, “As we evaluated this business combination, we were sure that this was a situation in which ‘one plus one would equal three.’ Nothing has changed that position as we move toward closing the transaction.”

The transaction is to be effected pursuant to a plan of arrangement under the Canada Business Corporations Act, which will require approval of the shareholders of Titan holding at least 66 2/3% of the votes cast at the upcoming shareholders’ meeting of Titan.

Dundee Securities Ltd. is acting as financial advisor to Energy Fuels. BayFront Capital Partners is acting as financial advisor to Titan.

The Qualified Person as defined by National Instrument 43-101 for Energy Fuels is Stephen P. Antony and for Titan, Chris Healey. They have both reviewed and approved the content of this press release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Titan, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels’ and Titan’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Titan’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and any other factors described in Energy Fuels’ and Titan’s most recent annual and quarterly financial reports.

Energy Fuels and Titan assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Titan’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Titan relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates and securities may not be offered or sold in the United States absent registration or exemption from registration.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact

For Energy Fuels Inc.

Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com

For Titan Uranium Inc.

Chris M. Healey, President & CEO
Phone No.: (604) 925-1810
Email: cmhealey@titanuranium.com